Exhibit 3.1
Amendment No. 2 to
Limited Liability Company Agreement of
Encore Energy Partners GP LLC
     Encore Partners GP Holdings LLC, a Delaware limited liability company (the “Member”), effective as of December 28, 2010, acting in its capacity as the sole member of Encore Energy Partners GP LLC, a Delaware limited liability company (the “Company”), hereby amends the Limited Liability Company Agreement of the Company, dated effective as of February 13, 2007, as the same was amended by Amendment No. 1 effective August 30, 2010 (the “LLC Agreement”), as follows:
1. Article I of the LLC Agreement is amended to amend the definition of “Member” to read in its entirety as follows:
“Member” has the meaning set forth in Section 3.1.
2. Article I of the LLC Agreement is amended to add the definition of “Member Interests” to read in its entirety as follows:
“Member Interests” has the meaning set forth in Section 3.1.
3. Section 3.1 of the LLC Agreement is amended to read in its entirety as follows:
     3.1 Member; Member Interests. Encore Partners GP Holdings LLC, a Delaware limited liability company (the “Member”), is the sole member of the Company. The Member’s place of business is 5100 Tennyson Parkway, Suite 1200, Plano, Texas 75024. The Member holds 100% of the member interests in the Company (the “Member Interests”).
4. The LLC Agreement is amended to add a new Section 3.2, to read in its entirety as follows:
     3.2 Transfer of Member Interests. The Member may assign and transfer the Member Interests to a Person who assumes and agrees to pay, perform and discharge when due all of the Member’s obligations, duties and liabilities under this Agreement from and after the consummation of such assignment and transfer. From and after the consummation of such assignment and transfer, the assignee will be admitted as the member of the Company, with the right to participate in the management of the business and affairs, and to exercise the rights and powers of a member, of the Company, and the assigning Member will cease to be the member of the Company, and cease to have or exercise any right or power as a member of the Company, except for the rights of indemnification as provided by this Agreement and the Second Amended and Restated Agreement of Limited Partnership of Encore Energy Partners, LP, as amended. The assignment and transfer of the Member Interests, the admission of the assignee as a member of the Company, and the assigning Member ceasing to be a member of the

Company, will not dissolve the Company, and the Company will continue without dissolution subsequent to such assignment and transfer.
5. Except as expressly modified and amended herein, all of the terms and conditions of the LLC Agreement shall remain in full force and effect.
6. This Amendment No. 2 will be governed by and construed in accordance with the laws of the State of Delaware.
[Signature Page Follows]

     IN WITNESS WHEREOF, the Member has executed this Amendment No. 2 as of the date first set forth above.

ENCORE PARTNERS GP HOLDINGS LLC, a Delaware limited liability company
By:	/s/ Phil Rykhoek
	Name:	Phil Rykhoek
	Title:	Chief Executive Officer